FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                 16th June 2005


                                File no. 0-17630


                      CRH - Trading Statement Notification



                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Trading Statement Notification





                              N E W S R E L E A S E

                                                                    16 June 2005


                                     CRH plc

                         TRADING STATEMENT NOTIFICATION


As part of its ongoing investor relations activity and as previously announced, CRH plc will issue a trading update in relation to the six months ending 30 June 2005 at 7:00 a.m. BST on 5 July 2005. This statement will be issued concurrently with CRH's regular half yearly development strategy update which will include details of bolt-on acquisitions completed during the six months ending 30 June 2005.

CRH will host an analysts' conference call at 8:00 a.m. BST on 5 July 2005 to discuss the updates. The dial-in number is +44 20 7162 9919.

A recording of this conference call will be available from 10:00 a.m. BST on 5 July 2005 by dialing +44 20 7031 4064. The security code for the replay will be 662858.

CRH's interim results for the period ending 30 June 2005 will be issued on 30 August 2005.

                                 -------------


CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
                               FAX +353.1.4041007

    E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                            Square, Dublin 2, Ireland







                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)


Date:  16th June 2005

                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director